UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                FORM 10 - SB


             GENERAL FORM FOR REGISTRATION OF SEURITIES OF
             SMALL BUSINESS ISSUERS Under Section 12(b) or
               (g) of the Securities Exchange Act of 1934


                              ThermaFreeze, Inc.
               ----------------------------------------------
               (Name of Small Business Issuer in its charter)


             Delaware                            95-4520761
 -------------------------------   ---------------------------------------
 (State or other jurisdiction of   (I.R.S. Employer Identification Number)
  incorporation or organization)


         4430 Haskell Avenue, Encino, CA                91436
    ----------------------------------------          ----------
    (Address of principal executive offices)          (zip code)


                                    818-784-2445
                             -------------------------
                             Issuer's Telephone Number


Securities to be registered under section 12(b) of the Act:


    Title of Each Class            Name on each exchange on which
    to be registered               each class is to be registered

    --------------------------    --------------------------------

    --------------------------    --------------------------------


Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 40,000,000 shares authorized, 22,511,522 issued and outstanding as of December 31, 1999. Preferred Stock, $.001 par value per share, 10,000,000 shares authorized, 5,000,000 issued and outstanding as of December 31, 1999.

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FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

ThermaFreeze, Inc., herein referred to as the ("Company") or ("THFZ") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements". These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) the Company's ability to find customers for its products; and, (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's operating history, dependence on identifying markets and customers for its products, potential fluctuations in quarterly operating results and expenses, future government regulation, technological change and competition.

The accompanying information contained in this Registration, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factor that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.


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INFORMATION REQUIRED IN REGISTRATION STATEMENT


Part I   .........................................................  4

Item 1.  Description of Business..................................  4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation................................................ 15
Item 3.  Description of Property.................................. 16
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 17
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 18
Item 6.  Remuneration of Directors and Executive
         Officers................................................. 20
Item 7.  Certain Relationships and Related Transactions........... 20

Part II  ......................................................... 21

Item 1.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters.............. 21
Item 2.  Legal Proceedings........................................ 22
Item 3.  Recent Sales of Unregistered Securities.................. 23
Item 4.  Description of Securities................................ 23
Item 5.  Indemnification of Directors and Officers................ 25

Part F/S ......................................................... 27

Item 1.  Financial Statements..................................... 27
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure.....................  28

Part III ........................................................  29

Item 1.  Index to Exhibits.......................................  29
Item 2.  Description of Exhibits.................................  29

The following Registration statement is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes related thereto appearing elsewhere in this Registration. Except where the context otherwise requires, all references in this Registration to (a) the ("Registrant") or ThermaFreeze(R), the ("Company") a Delaware corporation, (b) ("THFZ") refers to the Company.



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


                                  PART I


ITEM 1.  DESCRIPTION OF BUSINESS

A.  Business Development, Organization and Acquisition Activities

ThermaFreeze, Incorporated, the ("Company") or ("THFZ") was formed in Delaware in May 1994, as Baseball Properties, Inc., a publicly held Delaware Corporation. The original ThermaFreeze(R), Inc. was formed in Nevada in March, 1995, and acquired by Baseball Properties, Inc. The acquisition became operationally effective in January of 1997. At the conclusion of the ThermaFreeze (Delaware - formerly Baseball Properties, Inc.) acquisition of ThermaFreeze (Nevada) the combined Shareholders totaled 1,376 with 7,041,971 issued and outstanding shares as of May 15, 1997.

The Company is a Development Stage Company with no history of profitable operations, financed by several existing shareholders. ThermaFreeze(R) was formed to further develop, manufacture and market a diverse, state of the art product line for the packaging and shipping of temperature sensitive products. Applications include such products included but not limited to the shipping of whole blood, plasma and human organs, to food products of all types, flowers and pharmaceuticals.

The Company has the authority to issue 10,000,000 Shares of Preferred Stock at $.001 par value, 5,000,000 Preferred Shares are presently issued and outstanding; and, the Company has the authority to issue 40,000,000 Shares of Common Stock at $.001 par value, of which 22,511,522 of which are presently issued and outstanding. The Company's shares are traded on OTC-BB. The symbol is THFZ.

Approximately 22,511,522 shares of the Company's Common Stock, $.001 par value are presently issued outstanding, the Company issued 5,000,000 of its Convertible Preferred Shares to Thermal Products, Inc., an unaffiliated Nevada Corporation, in exchange for: (a) The exclusive use and lease for North America of Thermal Products, Inc. ThermaFreeze(R) production machine and license rights to all future ThermaFreeze(R) production and process machines. The Company will also participate in all worldwide License agreements. Thermal Products, Inc. has expensed over $750,000 to date on design, development and building this advanced design, computer controlled, semi-automatic ThermaFreeze (R) Production Machine; (b) The exclusive use and lease for North America of the Thermal Products, Inc. Hydration Freezing Processing Machine, presently under development. Thermal Products, Inc. has expensed over $200,000 to date on research, development and design of the proprietary Hydration Freezing Processing Machine.

1)  Principal Products, Services and Principal Markets.

(a) Operating History

The Company was formed in Delaware in May 1994, as Baseball Properties, Inc., a publicly held Delaware Corporation. The original ThermaFreeze(R), Inc. was formed in Nevada in March, 1995, and acquired by Baseball Properties, Inc. The acquisition became operationally effective in January of 1997. The Company is a Development Stage Company with no history of profitable operations, financed by several existing shareholders. ThermaFreeze (R) was formed to further develop, manufacture and market a diverse, state of the art product line for the packaging and shipping of temperature sensitive products. Accordingly, the Company has a limited operating history upon which an evaluation of the Company, its current business and its prospects can be based, each of which must be

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considered in light of the risks, expenses and problems frequently encountered by all companies in the early stages of development, and particularly by such companies entering developing market with a new product concept. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies with a new product concept. Such risks include, without limitation, the lack of broad acceptance of the company's products, the possibility that the Company will fail to achieve broad acceptance, the inability of the Company to generate significant revenues from its customers, the company's inability to anticipate and adapt to a developing market, including the amount and timing of capital expenditures and other costs relating to the expansion of the company's operations, the introduction and development of different or more extensive solutions by direct and indirect competitors of the Company, including those with greater financial, technical and marketing resources, the inability of the Company to find markets for its products, the inability of the Company to attract, retain and motivate qualified personnel and general economic conditions.

(b) Description of The Business

ThermaFreeze(R) was formed to develop, manufacture and market a diverse, product line for the packaging and shipping of temperature sensitive products. Any product being shipped, whether food, medical or pharmaceutical, must be maintained within certain temperature parameters determined by the producer. To maintain those parameters in the most cost effective manner is the mission of all shipping companies and packaging engineers. Toward this end, the Company has designed a group of thermal protection products that may be used individually or together as a system. The products prevent heat from entering or exiting a given receptacle whether it is the box or pouch within the container or the container itself.

(c) Company Products

ThermaFreeze(R) provides a versatile product, that contains a non-toxic refrigerant, that when hydrated and frozen or hydrated and heated, can maintain the desired temperature range for extended periods of time. ThermaBarrier(R) is designed to protect against solar radiation, that is, heat transferred through radiated energy. This film material when properly applied reflects radiated heat and protects the cargo both from the intrusion and extrusion of heat.

ThermaPack(R) is the Company's prototype container whose construction and design will protect against all types of heat sources. Further, it can be specifically prepared and lined with a combination of the Company's products to achieve specific temperature conditions.

ThermaFreeze(R) product line controls heat attack from conduction, radiation or convection. ThermaFreeze(R) is a non-toxic refrigerant produced from a proprietary formula of plastic film, non-woven fabrics and special polymers, which when hydrated and frozen, is capable of maintaining cold temperatures during transit or if hydrated and heated, of maintaining a warm temperature in transit.

(d) Developing and Changing Market

Present packing and shipping methods in the medical, pharmaceutical and food-processing industries are well established. The Company believes its comprehensive system can offer these customers a different and innovative from both a cost-effective and product protection, approach to ship product.

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

Management believes the Company's line of ThermaFreeze products can provide the dual benefits of lower shipping costs combined with minimal spoilage rates. By replacing the present freezing media, wet or dry ice or gel blocks packed in insulated containers with ThermaFreeze's total shipping weight and related shipping costs will be reduced, sometimes substantially. Management believes the efficiency of the Company's products will reduce or in many cases eliminate spoilage during transit.

The packaging industry has not developed any innovative products or technologies that address the specialized needs of many of its clients.
The profusion and variety of items being transported require new methods and concepts that have not been forthcoming. Wet or dry ice or frozen gel blocks have, in one form or another, been the basis of temperature sensitive shipping for the past 50 years. When packed in insulated containers, usually Styrofoam lined, the product is ready to be shipped. A typical example might involve a pharmaceutical company shipping a two-pound payload plus two pounds of frozen gel blocks packaged in a 14-pound box. The cost required to deliver 18 pounds of payload, container and gel is almost twice the cost of the Company's system in the same application. Assuming the pharmaceutical company ships 10,000 of these containers each month, the Company's system will make a dramatic impact on current packaging and shipping methods.

The ThermaFreeze(R) family of refrigerants and containers when used together, might offer a more cost-effective shipping medium than any present packaging and shipping media by reducing overall shipping weight and product deterioration. Management believes the packaging industry has been slow to address the need for lighter, more efficient thermal protection. The Company hopes large shippers might embrace any product that can increase efficiency and reduce costs. The techniques and designs of the Company's products and production equipment are subject either to exclusive licenses or will be the subjects of patent applications to be filed with respect to chemical formulations and manufacturing processes and designs. The inability to attract and retain customers for its products could have a material adverse effect upon the Company's business, results of operations and financial condition.

(e) Product Composition and Manufacture

The Company's refrigerant product line is produced in long, continuous, ribbon-like strips and delivered to the users for hydration and freezing or hydration and heating depending on the specific usage. The essential structure involves a thin plastic film layer, non-woven fabric and an assortment of special polymers and chemical additives. All of the requisite materials needed for the product production are readily available from several sources.

The manufacturing techniques as well as the combination of chemicals and the design of the various products are proprietary to the Company. Several of the designs and processes may be the subject of patent applications.


(f) Market Segments and Potential Applications

The Company has identified and intends to concentrate its marketing and product development efforts in several specific market segments and industries.

i) Pharmaceutical Application

Human and animal vaccines and serums must be shipped in temperature controlled conditions within the specific parameters mandated by the manufacturers. Any material deviation may negatively impact their effectiveness or in some cases actually cause additional harm. The Company's ThermaBarrier(R) and ThermaFreeze(R), depending on the specific transit conditions required, are provides a shipping alternative for this market.

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

ii)  Clinical Laboratory Applications

As medical procedures become more sophisticated, there is an increasing demand for human organs as well as human and animal blood and tissue samples. In many instances, transport is required from acquisition site, to usage site while maintaining the shipments specified temperature range critical to the overall efficacy of the treatment or the procedure. The Company's products can provide the necessary thermal protection as may be required.

iii) Medical Applications

ThermaFreeze(R) is suited for topical application as either a hot or cold compress. General medical uses, physical therapy and orthopedic situations often require heat and cold to be applied immediately upon injury or in continuing treatment. Hospitals and clinics can maintain a supply of frozen ThermaFreeze(R) for immediate use. Dry ThermaFreeze(R) can be, within two minutes, hydrated in cold water for use as a cool compress while hydrated ThermaFreeze(R) can be heated, within two minutes, in a microwave, for use as a hot compress.

ThermaSorb(R) is in development and has a variety of potential medical applications now under consideration from bed liners to lining surgical bio-waste receptacles in operating or emergency rooms. All of the Company's products may be incinerated without negative environmental effect.

iv) Food Processing and Shipping Applications

Foods to be transported, where temperature maintenance is a factor, are candidates for the Company's products. As discussed, ThermaFreeze(R) can be used to maintain product in a frozen state, an extremely warm state or in any reasonable temperature range within such extremes. Accordingly, fish, poultry, red meat, fruits, vegetables, juices, dairy products and candy are likely products for the Company.

The ThermaBarrier(R) radiant barrier can also be used during the actual production process in meat and poultry facilities. Often, trolley loads of processed meat and poultry are left for short periods either during shift changes or breaks or simply awaiting the next step in the processing or packaging process. A ThermaBarrier (R) cover placed over the trolley will, for short periods, maintain acceptable product temperature conditions.

Another related use for the ThermaBarrier(R) cover is to protect frozen foods on pallets on a dock awaiting loading onto a refrigerated truck.
While on the loading dock, the lowest tiers of frozen product are exposed to heat arising either from the dock or from the truck, if it is not yet fully refrigerated. The ThermaBarrier(R) cover and base will protect the lower portions of the frozen product from radiant energy being released from the dock into the bottom of the pallet. ThermaBarrier(R) will do the same when the pallet is loaded into a relatively warm truck before it is totally refrigerated. The use of the ThermaBarrier(R) cover can be optimized when combined with a ThermaFreeze(R) blanket. The ThermaFreeze(R) blanket, covering the load, works together with the frozen food, to maintain freezing temperatures in the load. ThermaFreeze(R) and ThermaBarrier(R) act as a system to create a portable refrigerator to protect frozen product.

v) Other Applications

The Company's products have been tested and demonstrated as effective in the packaging and shipping of chocolate or chocolate related products. While cold may not necessarily spoil the chocolate, it does produce a white, powdery substance bloom on the outer surface making it difficult to display or otherwise merchandise the product. ThermaFreeze(R) and ThermaBarrier(R) have provided the necessary protection to permit the shipping of chocolate during summer heat without the appearance of the white "bloom" on the surface.

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


Also, the shipment of flowers and similar perishables, have been accomplished without spoilage when utilizing the combination of ThermaFreeze(R) and ThermaBarrier(R).

(g) Potential Cost Savings:

The Company believes its group of products can be adapted to fit the needs of most customers while offering a savings in shipping costs and reducing the rate of spoilage or product deterioration.

The Company has accumulated data from solicitation of potential customers and overall knowledge of packaging and shipping costs. The following is anecdotal representative example of savings that can be realized by the Company's products.

A large producer of organic herbs ships 1,600 boxes of herbs each week by using 9 gel blocks per box, with a total weight of 13.5 pounds. An equivalent amount of ThermaFreeze(R) has a total weight of 8.5 pounds providing total savings of five pounds per box or 8,400 pounds per week or 436,800 pounds per year. Annual freight savings calculated conservatively would equal $109,000. These types of percentage savings represent the financial benefits that might be realized by the Company's customers.

(h) ThermaFreeze Production Machine

An advanced ThermaFreeze(R) production machine has been completed by Thermal Products, Inc., a non-affiliated third party. It significantly improves production capacity, efficiency and finished goods quality. The Company has exclusive lease rights for North America United States with worldwide Joint Venture participation. A patent was granted in 1996.

This machine's design utilizes a process control and reporting system. The hardware design is open, permitting easy maintenance of components and heavy part replacement, if necessary. An on-board hoist and an air compressor are included to make the machine almost completely self-contained. It can be disassembled into four major systems and packed into a 20-foot container. With the proper electrical components, the machine can be unpacked, set up and in operation within five (5) working days, anywhere in the world.

(i) The Hydration Freezing Machine

The Hydration Freezing machine is a computer-controlled unit of stainless steel and aluminum. It consists of freezing units, hydration chambers where material is wetted, a water filtration system, heating and cooling coils, storage tanks and a high speed defrosting system.

The machine has been design engineered by Thermal Products, Inc. It will be built and financed by an unaffiliated third party. The Company estimates the actual construction costs should be between $250,000-$300,000 and would require from 3-6 months to complete the design and construction.

Management believes the importance of the Hydration Freezing machine is twofold. First, it will enable the Company to process ThermaFreeze(R) for active temperature sensitive applications to eliminate the necessity for each client to hydrate and freeze or hydrate and heat the product before use. The Company anticipates that ThermaFreeze(R) processed in the Hydration freezing machine will be of more uniform quality than processed on an

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individual basis by each user.  Secondly, and most importantly, the Company has developed a marketing strategy called "Just-in-Time" which contemplates delivery and installation of the machine to high volume users. The Company will be paid only for the frozen ThermaFreeze(R) produced by the machine and for any of its related labor costs. Any additional output by the machine not used by the customer can be sold to others in the area and the Company and its principal customer will share in these proceeds.

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

The Company anticipates the location of the Hydration Freezing machine on site will provide a hassle-free answer to its major customers' packaging and shipping problems. The user will no longer have to purchase, handle, or freeze gel blocks or hazardous dry ice. Discussions with potential large users have been extremely positive and the Company hopes ultimately to place machines in the facilities of volume users throughout the country to service their needs as well as other customers in the area.

(j)  Competition and Markets

The Registrant is at a competitive disadvantage with some other firms and individuals that have greater financial resources and larger technical staffs than the Registrant. In addition, in recent years a number of small companies have been formed which have objectives similar to those of the Registrant and which present substantial competition to the Registrant.

The Company is entering a marketplace where new products, technology and innovation are just emerging. Essentially, the market is controlled by the use of wet ice, dry ice and gel blocks packed in a Styrofoam insert and foam lined shipping boxes. The packaging market is familiar with the use, performance, and limitations of these products and large manufacturers and shippers have sizable inventories of these products.

Despite these factors, the Company hopes it can provide cost-effective benefits of its packaging system, in that it will outweigh any rationale for the continued use of the present shipping media. Management is presently aware of only four direct competitors who offer a thermal product similar to ThermaFreeze(R).

i)   Dynetherm, Inc., Division of Weyerhaeuser, Inc., Theodore, AL.
     They sell a product line essentially the same as ThermaFreeze(R), Inc.

ii)  Techni-Ice (Australia).  Producing a refrigerant pad sold in the U.S.

iii) Sealed Air Australia. Sealed Air Corporation acquired the assets of Thermarite Pty. Ltd. in 1996. This is another similar product to the ThermaFreeze produce.

iv)  Maxwell Chase (Atlanta, Georgia)


(k) Sales and Marketing

The Company has contacted major potential users in its target industries, pharmaceuticals, medical and food processing. Some of this potential users have already either used or tested the Company's products.

The Company plans to conduct the bulk of its early sales efforts through the use of manufacturers representatives. This method of selling will allow the Company personnel to establish personal contact with the end users of its products. The Company plans to retain all billing responsibilities and thereby maintain control of customer pricing, market conditions and trends. If its business develops, the Company may choose to appoint exclusive and or non-exclusive distributors to service specific markets. No Sales Contracts or Suppliers Contracts have been issued at this time.


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

(l) Other Products

Management is considering other growth opportunities and potential acquisitions of businesses and/or the acquisition of exclusive proprietary rights in consumer/commercial products similar or complementary to that of the Company, but there can be no assurance that such opportunities will arise or will be profitable to the Company. The pursuit of any such growth opportunities will require a significant investment of funds and management attention. Any such growth opportunities will be subject to all of the risks inherent in the establishment of a new product or service, including competition, lack of sufficient customer demand, unavailability of experienced management, unforeseen complications, delays and cost increases. The Company may incur costs in connection with pursuing new growth opportunities that it cannot recover, and the Company may be required to expense certain of these costs, which may negatively impact the Company's reported operating performance for the periods during which such costs are incurred. Please refer to "Forward-Looking Statements and Cautionary Notice Regarding Forward Looking Statements."

2)  Raw Materials and Suppliers

The Company obtains its raw materials and supplies from many different sources and is not dependent on any single source.

3) Customers

The Company believes that establishing and maintaining brand identity is a critical aspect of its efforts to attract new customers. In order to attract new customers, advertisers and commerce vendors, and in response to competitive pressures, the Company intends to make a commitment to the creation and maintenance of brand loyalty among these groups. The Company plans to accomplish this, although not exclusively, through targeted customer marketing and promotional efforts.

There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expenses incurred by the Company in building its brands. Further, there can be no assurance that any new users will continue to purchase the ThermaFreeze product on a regular basis. If the Company fails to promote and maintain its brand or incurs substantial expenses in an attempt to promote and maintain its brand or if the Company's existing or future strategic relationships fail to promote the Company's brand or increase brand awareness, the Company's business, results of operations and financial condition would be materially adversely affected.

4) Potential Fluctuations in Operating Results; Quarterly Fluctuations

The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition.

There can be no assurance that such patterns will not have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will receive any material amount of revenue under these agreements in the future. The foregoing factors, in some future quarters, may lead the Company's operating results to fall below the expectations.

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

5)  Risks Associated With New Services, Features and Functions

There can be no assurance that the Company would be able to expand its operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any new business launched by the Company that is not favorably received by consumers could damage the Company's reputation and diminish the value of its brand name. Expansion of the Company's operations in this manner would also require significant additional expenses and development, operations train the Company's management, financial and operational resources. The lack of market acceptance of the Company's products would result in the Company's inability to generate satisfactory revenues and its inability to offset their costs could have a material adverse effect on the Company's business, results of operations and financial condition.

6)  Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company would acquire businesses, technologies, services or product(s) that the Company believes are strategic.

The process of integrating an acquired business, technology, service or product(s) into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any future acquisitions of other businesses, technologies, services or product(s) might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive.

7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company entered into a licensing agreement with Thermal Products, Inc., to license a patented and trademark product(s), which represents the Company's primary product. (See "Exhibit 10.2 -- Material Contracts")

The Company regards substantial elements of its underlying infrastructure and technology as proprietary and attempts to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The Company plans to enter into confidentiality agreements with its future employees, future suppliers and future consultants and in connection with its license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently.

Any claims and any resultant litigation, should it occur, might subject the Company to significant liability for damages, might result in invalidation of the Company's proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company bears certain risks in purchasing parallel marketed goods which includes certain products. Parallel-marketed goods are products to which trademarks are legitimately applied but which were not necessarily

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intended by their foreign manufacturers to be imported and sold in the
United States. The laws and regulations governing transactions involving such goods lack clarity in significant respects. From time to time, trademark or copyright holders and their licensees initiate private suits or administrative agency proceedings seeking damages or injunctive relief based on alleged trademark or copyright infringement by purchasers and sellers of parallel-marketed goods. While the Company believes that its practices and procedures with respect to the purchase of goods lessen the risk of significant litigation or liability, the Company from time to time may be involved in such proceedings and there can be no assurance that claims or suits will not be initiated against the Company or any of its affiliates, and there can be no assurances regarding the results of any pending or future claims or suits. Further, legislation has been introduced in Congress from time to time regarding parallel marketed goods. Certain legislative or regulatory proposals, if enacted, could materially limit the Company's ability to sell parallel marketed goods in the United States. There can be no assurances as to whether or when any such proposals might be acted upon by Congress or that future judicial, legislative or administrative agency action will restrict or eliminate these sources of supply. Please refer "Forward-Looking Statements and Cautionary Notice Regarding Forward Looking Statements."

8)  Regulation

The Company's operations are affected by numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. Any change in the regulation of credit which would materially limit the availability of credit to the Company's traditional customer base could adversely affect the Company's results of operations or financial condition. Please refer "Forward-Looking Statements and Cautionary Notice Regarding Forward Looking Statements."

9)  Effect of Existing or Probable Government Regulations

Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, for third-party activities and jurisdiction. The adoption of new laws or the application of existing laws may decrease the demand for the Company's products, which could increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance, however, that State government will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition.

10) Research and Development Activities

The Company, among other things, plans to develop and market its ThermaFreeze(R) brand product, implement and execute its business and marketing strategy successfully, continue to develop and upgrade its technology and information-processing systems, meet the needs of a changing market, provide customer service, respond to competitive developments and attract, integrate, and motivate qualified personnel provided the company can generate sales and profit.

As is typical of any new and rapidly evolving market, demand and market acceptance for recently introduced products are subject to a high level of uncertainty and risk. Moreover, because this market is new and rapidly evolving, it is difficult to predict its future growth rate, if any, and its ultimate size. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products do not achieve or sustain market acceptance, the Company's business, results of operation may be materially and adversely affected.

There can be no assurances the Company will be successful in accomplishing any or all of its plans, and the failure to do so could have a material adverse effect on the company's business, results of operations and financial condition.

11)  Impact of Environmental Laws

The Company is not aware of any federal, state or local environmental laws which would effect its other operations.

12)  Employees

The Company currently has three (3) who are Officers of the Company. As the Company begins to develop its markets it will need to add employees.

(i) The Company's performance is substantially dependent on the performance of its Chairman and President, Joseph Murray. In particular, the Company's success depends on his ability to identify, develop and market the company's products.

(ii) The Company does not carry key person life insurance on any of its personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company's future success also depends on its ability to retain and attract highly qualified technical and managerial personnel.

(iii)  There can be no assurance that the Company will be able to retain its key managerial and technical personnel or that it will be able to attract and retain additional highly qualified technical and managerial personnel in
the future.   The inability to attract and retain the technical and
managerial personnel necessary to support the growth of the Company's business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material adverse effect upon the Company's business, results of operations and financial condition.

13)  The Industry & Potential Effect on the Company's Plan of Operations

As potential markets grow and countries from the most industrialized to those struggling to emerge from third world status seek to build viable foreign markets for their exports, the Company's line of products and services are positioned to help effect changes in packaging and delivery.

It is as commonplace for the vital human organs or vaccines to be transported around the globe to save life and limb or prevent the spread of a deadly virus as it is to transport California tomatoes to New York City. In all cases, however, the shipping medium holds the key to efficient, cost-effective delivery of an innumerable number of perishable products.

There is an increasing demand for temperature-controlled packaging from such major industrial segments as the medical, pharmaceutical and food processing industries. The diversity of products delivered requires more sophisticated treatment than just maintaining a cargo in a frozen state. Certain items must be maintained within a certain temperature range, above freezing. Conversely, there are other cargoes (flowers, live animals and fish) that require warmth but not heat. In all cases, the Company's comprehensive and scientific approach to packing, packaging and shipping provides a state of the art system to accomplish these goals.

The Company plans to market its products through the retail channels of distribution, utilizing contract sales representatives. Failure by the Company to adapt to changing market conditions or identify productive contract sales representatives could have a material adverse effect on the Company's business, results of operations and financial condition.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All statements, trend analysis and other information contained in this Registration relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements. The following discussion of the financial condition and results of Operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration.

ITEM 2.  MANAGEMENTS'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A. Management's Plan of Operation

1) During calendar year ended December 31, 1999 the Company incurred a net loss of $296,799 from operations against revenues of $238,039 as compared to a net loss from operations of $497,161 against revenues of $12,501 for calendar year ending December 31, 1998. The largest expenses the company incurs is in research and development. In 1999, the Company spent $262,516 in research and development as compared to $208,310 in calendar year 1998. The Company's second largest expense comes from general and administrative expenses. During calendar year 1999, the company spent $175,502 in general and administrative expenses as compared to $586,665 in the previous year. The Company was able to reduce its general and administrative expenses, once it established its base of operations.

As of December 31, 1999, the Company has twenty-two million five hundred Eleven thousand and five hundred twenty-two (22,511,522) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately one thousand seven hundred and seventy (1,770) shareholders of record. The Company also has five million (5,000,000) shares of its $0.001 par value Convertible Preferred Stock issued and outstanding, as of December 31, 1999. All Preferred shares which were issued for cash at $0.001 a share.

During the year ended December 31, 1997, the Company issued 22,511,522 shares of its $0.001 par value common stock for cash and services pursuant to a private placement offering. There are currently 1,770 shareholders.
During the year ended December 31, 1998, $629,336.00 of donated capital was received in the form of cash and services, and is recorded as additional paid-in capital. During the year ended December 31, 1999, $223,748.00 of donated capital was received in the form of cash and services, and is recorded as additional paid-in capital.

The Company currently anticipates that it has enough available funds to meet its anticipated needs for working capital, capital expenditures and business expansion for the next 12 months. The Company expects that it will continue to experience a small operating cash flow for the foreseeable future as a result of significant new product development, advertising and infrastructure.

As an On Going concern, if the Company needs to raise additional funds in order to fund expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies, any additional funds raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or
privileges senior to those of the Company's Common Stock.   The Company
does not currently have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to continue in business, or to a lessor extent not be able to take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures.

2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

3) Management believes that the Company's future growth and success will depend on its ability to find customers for its products. The Company expects to continually evaluate its potential products to determine what additional products or enhancements are required by the marketplace. The Company does not plan to develop products internally, but find suppliers and businesses who would be willing to sell, market or license their products/business through the Company. This can help avoid the time and expense involved in developing actual products.

B.  Segment Data

As of December 31, 1999, the Company generated $212,952 in revenues as compared to $74,206, for calendar year ending December 31, 1998. Accordingly, the Statement of Operations expresses the financial information as consolidated and no table showing percentage breakdown of revenue by business segment or product line is included.

ITEM 3.  DESCRIPTION OF PROPERTY

A.  Description of Property

The address of the principal office is: 4430 Haskell Avenue, Encino, CA 91436. Approximately 3,500 square feet is rented on a month to month occupancy basis in Encino, California for Sales and Administration. A lease arrangement is available on the present arrangement. The company rents administrative offices from Sheila McGuire, a shareholder of the Company.

The Company leases manufacturing space approximately 9,500 square feet of in Mobile, Alabama. The factory site address is 776
Lakeside Dr., Mobile, AL 36693. The Factory is located on a lot as a stand alone structure; 3,270 sq. ft. is occupied by office space, 6,380 square feet is occupied by manufacturing. The Company owns no real estate and rents all of its equipment.

Management believes that this is currently suitable for the Company's needs for the next twenty-four (24) months.

ITEM 4.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

A.  Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.


Title      Name & Address                         Amount of        Percent
of         of Beneficial                          shares           of
Class      Owner of Shares         Position       held by Owner    Class
------     ---------------         --------       -------------    -------
Common     Joseph C. Murray(1)(2)  Chairman/CEO   1,000,000           4.44%

Common     Thomas Pryor(1)(2)      CFO                 None           0.00%

Common     Lyman Gaude(1)(2)       COO              500,000           2.22%

Common     Thermal Products, Inc.                 4,050,000          17.99%

Preferred  Thermal Products, Inc.                 5,000,000         100.00%

---------------------------------------------------------------------------

All Executive Officers and
    Directors as a Group (3 persons)     Common:  5,550,000          24.65%
                                      Preferred:  5,000,000         100.00%

(1) Company address for all Officers is c/o ThermaFreeze, Inc. 4430 Haskell Avenue, Encino, CA 91436

(2) Note: All Common shares listed in the above Table were acquired by said Officers on November 11, 1996.

B.  Persons Sharing Ownership of Control of Shares

No person owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.  Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D.  Options, Warrants and Rights

During the year ended December 31, 1999, 408,342 warrant units were issued. Each warrant unit contains 100,000 shares of restricted common stock and 33,334 warrants to purchase 33,334 shares of common stock at $.15 per share exercisable for a 2-year period from the purchase date.

E.  Parents of Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

F.  Other

Not applicable.

ITEM 5.  DIRECTORS, EXECUTIVES, OFFICERS AND SIGNIFICANT EMPLOYEES

The names, ages and positions of the Company's directors and executive officers are as follows:



Name                         Age              Position
--------                    ------           ----------
Joseph C. Murray             62              Chairman and CEO

Thomas Pryor                 82              Chief Financial Officer
                                             & Director

Lyman Gaude                  58              Chief Operations Officer
                                             & Director



B.	Family relationships

None - not applicable.

C.  Work Experience

Joseph C. Murray, Director, was appointed Chairman and Chief Executive Officer in 1996. Prior to his appointment, Mr. Murray functioned as Strategic Planning Consultant and Director of Operations for the Company. From 1993 to 1995, Mr. Murray was involved in pre-incorporation research and development for ThermaFreeze. Previously, Mr. Murray led an engineering unit of Schwitzer Household International Inc. from 1977 to 1985. During his tenure revenues increased more than 200% to over $10 Million with corresponding increases in profitability. He led all activities in the Americas for Homes, LTD, a unit of Pullman, Inc. based in Huddersfield, England from 1986 through 1989. During the period of 1990 through 1993, Mr. Murray served as a consultant to small business development organizations backed by Indiana and Purdue Universities and consulted with state level economic development agencies in Indiana. Mr. Murray received a Degree in Liberal Arts at Boston College.

Thomas Pryor, CPA has been Chief Financial Officer and Director since the company's inception, March 1995. Following a public accounting career, Mr. Pryor became President and Co-Founder of Computer Data Corporation in 1964. The success of this company evolved into the 1978 founding of Computer Data Information Systems (CDIS). CDIS was a software development company providing total on-line integrated processing for large scale computer systems used primarily by the Fortune 1000 companies. CDIS was sold to NYNEX in 1989. Mr. Pryor received a Bachelor of Science Degree from Missouri University in 1938 and obtained a Degree in Computer Sciences form UCLA in postgraduate study.

Lyman Gaude was appointed Chief Operations Officer and Director of the Company in 1996. For 21 years, Mr. Gaude served in the military in varied staff and technical positions and retired in 1981. He has owned and operated his own business since 1990. In 1989, Mr. Gaude was a Co-Founder of a company that designed packaging systems. During a three-year tenure, Mr. Guade held the position of Vice President for Operations. Lyman E.D. Gaude received a Bachelor of Arts Degree at South eastern Louisiana University.

D.  	Involvement on Certain Material Legal Proceedings During the Last Five
      Years

(1) 	No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) 	No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) 	No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) 	No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.


E.  Conflicts of Interest

The officers and directors of the Company may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

ITEM 6.  REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

(1)  Compensation of Executive Officers


Compensation of Executive Officer

Name              Title           Salary         Bonus    Common Stock
--------------------------------------------------------------------------
Joseph C. Murray  Chairman/CEO    None(1)         None     None(3)
Thomas Pryor      CFO             None(2)         None     None(3)
Lyman Gaude       COO             None(2)         None     None(3)

All Executive Officers as a Group (3 persons)


The Company has no employment contracts in place with any of its Officers.

(4) Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated through December 31, 1999 for any service provided as a Director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only directors are its current executive officers. No stock option plan is in place. No loans have been made to any officers or directors. Employees are currently paid by Thermal Products, Inc.

ITEM 7.   INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Through a Board Resolution, the Company hired the professional services of G. Brad Beckstead, CPA, Certified Public Accountant, to perform audited financials for the Company. Mr. Beckstead owns no stock in the Company. The company has no formal contracts with its accountant, he is paid on a fee for service basis.

                                PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

A.	Market Information

(1) The Company's common stock is listed and trading on the NASD Over The Counter Bulletin Board under trading symbol "THFZ."

CERTAIN MARKET INFORMATION

The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "THFZ." The following table sets forth the high and low bid quotations for the Common Stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs, and commissions and may not necessarily represent actual transactions.

                                         Common Stock
PERIOD                              LOW              HIGH
------                              ----             ---

Calendar Year 1999
------------------
First Quarter ended 3/31/99         $0.11            $0.20
Second Quarter ended 6/30/99        $0.15            $0.28
Third Quarter ended 9/30/99         $0.15            $0.28
Fourth Quarter ended 12/31/99       $0.11            $0.28

Calendar Year 1998
------------------
First Quarter ended 3/31/98         $0.15            $0.37
Second Quarter ended 6/30/98        $0.25            $0.40
Third Quarter ended 9/30/98         $0.12            $0.70
Fourth Quarter ended 12/31/98       $0.12            $0.30


Calendar Year 1997
------------------
First Quarter ended 3/31/97          n/a              n/a
Second Quarter ended 6/30/97        $0.25            $0.70
Third Quarter ended 9/30/97         $0.40            $0.55
Fourth Quarter ended 12/31/97       $0.20            $0.55


(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's Common Stock.

(ii) There are approximately 6,616,797 shares restricted common Stock of the Company, of which all of these restricted shares which are more than two years old that could be sold under Rule 144 under the Securities Act of 1933, as amended.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.  Holders

As of December 31, 1999, the Company has approximately one thousand seven hundred and seventy (1,770) stockholders of record. Penny Stock Regulation Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

C.  Dividend Policy

The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.  Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.  Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company are maintained by: United Stock Transfer Company, 3615 South Huron Street, Suite 104, Englewood, CO 80110 Phone: (303)783-9055.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

ITEM 3.  RECENT SALES OF UNREGISTERED SECURITIES

During the year ended December 31, 1997, the Company issued 22,511,522 shares of its $0.001 par value common stock for cash and services pursuant to a private placement offering. There are currently 1,770 shareholders.
During the year ended December 31, 1998, $629,336.00 of donated capital was received in the form of cash and services, and is recorded as additional paid-in capital. During the year ended December 31, 1999, $223,748.00 of donated capital was received in the form of cash and services, and is recorded as additional paid-in capital.

In July 1995, MedGroup Inc. distributed the 1,000,000 ThermaFreeze common shares it received in consideration for its portion of the Technology rights acquired by ThermaFreeze, Inc. The MedGroup shareholders received one (1) ThermaFreeze share for every twenty
(20) shares of MedGroup owned beneficially and of record as of June 30, 1995. These shares were not registered under the Securities Act of 1933, as amended, and were not to be publicly offered or sold by the recipients. The MedGroup distribution of the ThermaFreeze shares increased the number of ThermaFreeze shareholders to 1,122.

The Company issued 5,000,000 of its Preferred Shares to Thermal Products, Inc., an unaffiliated Nevada Corporation, in exchange for: (a) The exclusive use and lease for North America of Thermal Products, Inc. ThermaFreeze(R) production machine and license rights to all future ThermaFreeze(R) production and process machines.

At December 31, 1999, there was a total of 1,770 Shareholders with 22,511,522 common shares Issued and Outstanding. Total Warrants issued is 408,342 with an exercise price of $0.15 for two years from the date of purchase of common shares. All shares have been issued with a Restrictive Legend. 5,000,000 Preferred Shares are issued and outstanding with one (1) share for one (1) share conversion rights to common.

ITEM 4.  DESCRIPTION OF SECURITIES

A. Common Stock

(1) Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - Holders of the Company's Common Stock are entitled to one (1) vote for each Share owned. Shares of Common Stock do not have cumulative voting rights. Holders of more than fifty (50%) percent of the Shares voting for the election of directors can elect all the directors and in such event, the holders of the remaining
Shares will not be able to elect a single director.

iii. Liquidation Rights - All outstanding shares of Common Stock are fully paid and non-assessable. Upon any liquidation, distribution or winding up of the Company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to shareholders, subject to the rights of the holders of any Preferred Stock or secured debt that may then be outstanding.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2) Potential Liabilities of Common Stockholders to State and Local
    Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.  Preferred Stock

(1) Description of Rights and Liabilities of Preferred Stockholders

i. Dividend Rights - Holders of the Shares of Preferred Stock are entitled to receive such dividends, as the Board of Directors may from time to time declare out of the funds of the Company legally available for the payment of dividends.

ii. Voting Rights - Holders of the Company's Preferred Stock are entitled to one (1) vote for each Share owned. Shares of Preferred Stock do not have cumulative voting rights. Therefore, holders of more than fifty
(50%) percent of the Shares voting for the election of the directors can elect all the directors and in such event, the holders of the remaining Shares will not be able to elect a single director.

iii. Liquidation Rights - In case of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary or in any instance, the holders of record of shares of the Preferred Stock then outstanding shall be entitled to participate in the distributions, either in cash or in kind, of the assets of the corporation on a priority basis but only to, the extent of outstanding shares of Preferred Stock multiplied by its par value per share. Preferred shares have priority over the common shares in the event of Company liquidation.

iv. Preemptive Rights - The holders of the shares of Preferred Stock will have no preemptive, redemption or other rights other that as established by applicable corporate law.

v. Conversion Rights - The Preferred shares can be converted to Common Stock with one (1) share for one (1) share conversion rights to common.

vi. Sinking Fund Provisions - No sinking fund provisions exist.

vii. Further Liability For Calls - No shares of Preferred stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

C. Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

D. Other Securities To Be Registered

The Company is not registering any security other than its Common Stock and Preferred Stock.

ITEM 5.  Indemnification of Directors and Officers

Article VII of the Company's Articles of Incorporation for the Company do contain provisions for indemnification of the officers and directors; in that it states: " No director of this corporation shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the directors duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, {iii) under section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.


1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suitor proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him n connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders:
(b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion;
or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot to obtained, by independent legal counsel in a written opinion; or

5. The By-laws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and endures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities
(other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               PART F/S

ITEM 1.  Financial Statements

The following documents are filed as part of this report:

   a) ThermaFreeze, Inc.

Report of G. Brad Beckstead, CPA


FINANCIAL STATEMENTS

                                                          Page Number


ACCOUNTANT'S REPORT of G. Brad Beckstead, CPA                 F-1


  Balance Sheet                                               F-2

  Statement of Operations and Deficit
       Accumulated During the Development Stage               F-3

  Statement of Changes in Stockholder's Equity                F-4

  Statement of Cash Flows                                     F-5

  Notes to the Financial Statements                           F-6-7


b) Interim Financial Statements are not provided at this time as they are not applicable at this time.

c) Financial Statements of Businesses Acquired or to be acquired are not provided at this time, as they are not applicable at this time.

d) Pro-forma Financial Information is not provided at this time as it is not applicable at this time.


Item 2. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None--Not Applicable


TABLE OF CONTENTS

                                                                     PAGE
INDEPENDENT AUDITORS' REPORT.......................................  F-1

BALANCE SHEET.....................................................   F-2

STATEMENT OF OPERATIONS............................................  F-3

STATEMENT OF STOCKHOLDERS' EQUITY..................................  F-4

STATEMENT OF CASH FLOWS............................................  F-5

NOTES TO FINANCIAL STATEMENTS......................................  F-6-7



G. BRAD BECKSTEAD
Certified Public Accountant
330 E. Warm Springs
Las Vegas, NV 89119
702.528.1984



INDEPENDENT AUDITOR'S REPORT


March 9, 2000

Board of Directors
ThermaFreeze, Inc.
Encino, CA

I have audited the Balance Sheets of ThermaFreeze, Inc.(the "Company") (A Development Stage Company), as of December 31, 1999 and 1998, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the periods then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ThermaFreeze, Inc., (A Development Stage Company), as of December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ G. Brad Beckstead, CPA
--------------------------
G. BRAD BECKSTEAD
Certified Public Accountant
330 E. Warm Springs
Las Vegas, NV 89119
702.528.1984

                                ThermaFreeze, Inc.
                          (A Development Stage Company)

                                  Balance Sheet
                           December 31, 1999 and 1998


BALANCE SHEET


                                              1999           1998
Assets
Cash                                          $    1,503     $    2,283

Accounts receivable                                5,105

Furniture, fixtures and equipment, net             1,090          1,453
                                              ----------     ----------

              Total Assets                    $    7,698     $    3,736
                                              ==========     ==========


Liabilities and Stockholders' Deficit

Notes payable - shareholders                  $1,081,263     $1,003,036

Accrued and other liabilities                    108,158         53,288
                                              ----------     ----------
             Total Liabilities                 1,189,421      1,056,324
                                              ----------     ----------
Common Stock, $0.001 par value,
  40,000,000 shares authorized; 22,511,522
  shares issued and outstanding at 12/31/99
  and 12/31/98                                    22,512         22,512

Preferred Stock, $0.001 par value,
  10,000,000 shares authorized; 5,000,000
  shares issued and outstanding at 12/31/99
  and 12/31/98                                     5,000          5,000

Additional paid-in capital                     2,106,750      1,883,002

Deficit accumulated during development stage  (3,315,985)    (2,963,102)

            Total Stockholders' Deficit       (1,181,723)    (1,052,588)

Total Liabilities and Stockholders' Deficit   $    7,698     $    3,736


               See accompanying notes to financial statements.

                                    ThermaFreeze, Inc.
                            (A Development Stage Company)

                                  Income Statement
                                  For the periods
                       December 31, 1999 and December 31, 1998


STATEMENT OF OPERATIONS
                                                  1999           1998
Revenue                                         $  212,952    $   74,206

Research and development                           262,516       208,310

General and administrative expenses                175,502       586,665

Depreciation                                           363           363
                                                ----------    -----------
Net deficit before other expenses                 (225,429)     (721,132)

Other expenses - Interest                          127,454       106,192
                                                ----------    -----------
 Net deficit accumulated
     during development stage                    $(352,883)   $ (827,324)
                                                 ==========   ==-========


Weighted average number of
     common shares outstanding                    22,511,522  22,511,522

Net (loss) per share                             $       -0-  $      -0-
                                                 ===========  ==========


               See accompanying notes to financial statements.

                              ThermaFreeze, Inc.
                        (A Development Stage Company)

                Statement of Changes in Stockholders' Equity
                              For the periods
                  December 31, 1999 and December 31, 1998



STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                         Deficit
                                                       Accumulated   Total
                                             Addit'l     During      Stock-
          Common     Stock  Preferred Stock  Paid-in   Development   holders'
          Shares     Amt.   Shares    Amt.   Capital     Stage       Deficit
Dec 31
1997,
Beginning
Balances  22,511,522 22,512 5,000,000 5,000  1,253,666  (2,135,788)  (854,600)

Dec 31,
1998,
Donated
Capital                                         629,336               629,336

Net Loss
Dec 31,
1998                                                       (827,324) (827,324)

Dec 31,
1999
Donated
Capital                                           223,748              223,748

Net Loss
Dec 31,
1999                                                       (352,883)  (352,883)

Balance
as of
Dec 31,
1999    22,511,522  22,512  5,000,000  5,000  2,106,750 (3,315,985) (1,181,723)
        =======================================================================


               See accompanying notes to financial statements.

                                ThermaFreeze, Inc.
                        (A Development Stage Company)

                          Statement of Cash Flows
                              For the periods
                  December 31, 1999 and December 31, 1998


STATEMENT OF CASH FLOWS

                                                    1999          1998
CASH FLOWS FROM OPERATING ACTIVITIES

     Net loss                                       $(352,883)    $(827,324)
     Depreciation                                         363           363
     Increase in accounts receivable                   (5,105)
     Increase in other liabilities                     54,870        28,607
                                                    ---------     ---------
     Net cash used by operating activities           (302,755)     (798,354)
                                                    ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES

     Purchase of furniture, fixtures and equipment                    1,816
                                                     --------     ---------
     Net cash used by investing activities                -0-        (1,816)
                                                     --------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES

     Notes payable-shareholders                       78,227        123,393

     Additional paid-in capital                      223,748        629,336
                                                   ---------      ---------
     Net cash provided by financing activities       301,975        752,729
                                                   ---------      ---------
     Beginning cash                                    2,283         49,724
                                                   ---------      ---------
     Ending cash                                    $  1,503      $   2,283
                                                    ========      =========


NON-CASH TRANSACTIONS

     Interest expense                              $127,454       $ 106,192
     Income taxes                                       -0-             -0-


               See accompanying notes to financial statements.

ThermaFreeze, Inc.
(A Development Stage Company)

Footnotes
December 31, 1999

Note 1 - History and organization of the company

The Company was organized May, 1994 (Date of Inception) under the laws of the State of Delaware, as Baseball Properties, Inc. In January, 1997, the Company acquired ThermaFreeze, Inc., a Nevada corporation, and changed its name to ThermaFreeze, Inc. The Company has limited operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 40,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $.001 par value Preferred stock.

During the year ended December 31, 1997, the Company issued 22,511,522 shares of its $0.001 par value common stock for cash and services pursuant to a private placement offering. There are currently 1,770 shareholders.

During the year ended December 31, 1998, $629,336.00 of donated capital was received in the form of cash and services, and is recorded as additional paid-in capital.

During the year ended December 31, 1999, $223,748.00 of donated capital was received in the form of cash and services, and is recorded as additional paid-in capital.

During the year ended December 31, 1999, 408,342 warrants were issued. Each warrant is redeemable for one share of common stock at $.15 per share exercisable for a 2-year period from the purchase date.

There have been no other issuances of Common or Preferred stock.

Note 2 - Accounting policies and procedures

Accounting policies and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.

2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

4. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation.

5. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued.

6. The Company has adopted December 31 as its fiscal year end.

ThermaFreeze, Inc.
(A Development Stage Company)

Footnotes
December 31, 1999


Note 3 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

Note 4 - Related party transactions

The Company leases its Encino, CA office space from a shareholder at a fair market rate of $2,500.00 per month. At times, the Company has not had the cashflow to pay for the rent, whereupon, the amount is added to a Note Payable to the shareholder. The note is due upon demand, and accrues interest at 1% per month cumulative until repaid.

The Company leases equipment from Thermal Products, Inc., a related entity, at a fair market rate of $10,000.00 per month. At times, the Company has not had the cashflow to pay for the rent, whereupon, the amount is added to a Note Payable to Thermal Products, Inc. The note is due upon demand, and accrues interest at 1% per month cumulative until repaid.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 5 - Warrants and options

During the year ended December 31, 1999, 408,342 warrant units were issued. Each warrant unit contains 100,000 shares of restricted common stock and 33,334 warrants to purchase 33,334 shares of common stock at $.15 per share exercisable for a 2-year period from the purchase date.

Note 6 - Year 2000 issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

                                Part III

ITEM 1.  Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit Number Name and/or Identification of Exhibit

1.  Underwritten agreement

    None.  Not Applicable

2. a) Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession.

        None.  Not Applicable

    b)  Asset Purchase and Liability Assumption Agreement

        None.  Not Applicable

    c)  Interest Purchase Agreement

        None.  Not Applicable

    d)  Agreement for Bill of Sale and Assignment of Assets

        None.  Not Applicable

    e)  Exchange Stock Agreement

        None.  Not Applicable

3.  Articles of Incorporation & By-Laws

    3.1 Articles of Incorporation of the Company Filed May 1, 1995

    3.2 Certificate of Amendment filed on November 15, 1996

    3.3 Certificate of Amendment filed on November 27, 1996

    3.4 Certificate of Amendment filed on November 27, 1996

    3.5 Certificate of Amendment filed on May 11, 1999

    3.6 By-Laws of the Company

4.  Instruments Defining the Rights of Security Holders

    4.1 Those included in exhibit 3, and sample of Stock Certificate

5.  Opinion on Legality

    None.  Not Applicable

6.  No Exhibit Required

    Not Applicable

7.  Opinion on Liquidation Preference

    None.  Not Applicable

8.  Opinion on Tax Matters

    None.  Not Applicable

9.  Voting Trust Agreement and Amendments

    None.  Not Applicable

10. Material Contracts

    10.1 Agreement between Baseball Properties, Inc., ThermaFreeze, Inc. and Thomas Sullivan, dated November 15, 1996

    10.2  Licensing Agreement with Thermal Products, Inc., dated Nov. 26, 1996

11.  Statement Re Computation of Per Share Earnings

     None. Not Applicable. Computation of per share earnings can be clearly determined from the Statement of Operation from the Company's financial statements.

12.  No Exhibit Required

13.  Annual or Quarterly Reports - Form 10-Q

     None.  Not Applicable

14.  Material Foreign Patents

     None.  Not Applicable

15.  Letters on Unaudited Interim Financial Information

     None.  Not Applicable

16.  Letter on Change in Certifying Accountant

     None.  Not Applicable

17.  Letter of Director Resignation

     None. Not Applicable

18.  Letter on Change in Accounting Principles

     None.  Not Applicable

19.  Reports Furnished to Security Holders

     None.  Not Applicable

20.  Other Documents or Statements to Security Holders

     None.  Not Applicable

21.  Subsidiaries of Small Business Issuers

     None.  Not Applicable

22.  Published Report Regarding Matters Submitted to Vote of

     None.  Not Applicable

23.  Consent of Experts and Counsel

     23.1 Statement from G. Brad Beckstead, CPA

24.  Power of Attorney

     None.  Not Applicable

25.  Statement of Eligibility of Trustee

     None.  Not Applicable

26.  Invitations for Competitive Bids

     None.  Not Applicable

27.  Financial Data Schedule

     27.1 Financial Data Schedule

28.  Information from Reports Furnished to State Insurance Regulatory
     Authorities

     None.  Not Applicable

29.  Additional Exhibits

     None.  Not Applicable

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ThemaFreeze, Inc.

/s/ Joseph C. Murray
-----------------------
President and Chairman

Date: March 21, 2000


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

ThemaFreeze, Inc.

/s/ Thomas Pryor
------------------------
CFO and Director
Date:  March 21, 2000

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

ThemaFreeze, Inc.

/s/ Lyman Gaude
------------------------
COO and Director
Date:  March 21, 2000